August 7, 2006

via U.S. Mail

Scott W. Smith
President and Chief Executive Officer
Ensource Energy Income Fund LP
7500 San Felipe, Suite No. 440
Houston, Texas
77063

Re:	Eastern American Natural Gas Trust
      Amendment No. 12 to Schedule TO filed August 3, 2006
      File No. 005-81162

Dear Mr. Smith:

      We have limited our review of your filing to those issues we have addressed in our comments. Where indicated, we think you should revise your documents in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings.
We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Schedule TO

1. It would appear that your offer was scheduled to expire on July 31, 2006 and yet this amendment was not filed until August 3, 2006.
Therefore, absent an extension, it would appear that your offer lapsed before this amendment was filed. Was this filing intended to amend the prior offer? Or did you intend to commence a new offer? Please advise.


Item 10. Financial Statements

2. We note your indication that the Bidders "do not believe that the financial statements of Lehman or the Ospraie Partners are material to a NGT depositary unitholder`s decision" to tender into the offer.
Please advise us as to the basis for your belief.

Exhibit (a)(1)(A)

3. You state that the letter of transmittal contains certain statements that may include forward-looking statements "within the meaning of Section 27A of the Securities Act and Section 21E of the
Exchange Act." We remind you that statements made in connection with tender offers are specifically excluded from the safe harbor protections of the Private Securities Litigation Reform Act of 1995.
See Section 21E(b)(2)(C) of the Exchange Act and Regulation M-A telephone interpretation M.2 of the July 2001 Supplement to the Division of Corporation Finance`s Manual of Publicly Available Telephone Interpretations. Please ensure that you delete this statement in future communications to security holders.

Closing Comments

	As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

	Please contact Mellissa Campbell Duru, at (202) 551-3757, or me at (202) 551-3264 with any other questions.

Sincerely,


							Mara L. Ransom

					Special Counsel
							Office of Mergers and
Acquisitions
cc: 	via facsimile
	G. Michael O`Leary, Esq.
	Tim Langenkamp, Esq.
	Andrews Kurth LLP
	(713) 220-4285 (fax)
Mr. Smith
Ensource Energy Income Fund LP
August 7, 2006
page 2




UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

   DIVISION OF
CORPORATION FINANCE
MAIL STOP 7010